                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 4)

                        Alliance Capital Management L.P.
                      ------------------------------------

                                (NAME OF ISSUER)

                  Units Representing Assignments of Beneficial
                   Ownership of Limited Partnership Interests
                      ------------------------------------

                         (TITLE OF CLASS OF SECURITIES)

                                    018548107
                      ------------------------------------

                                 (CUSIP NUMBER)

                                Alvin H. Fenichel
                      Senior Vice President and Controller
                      The Equitable Companies Incorporated
                           1290 Avenue of the Americas
                            New York, New York 10104
                                 (212) 314-4094
                      ------------------------------------

                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 With a copy to:
               Christianne Butte, Head of Central Legal Department
                            AXA-UAP, 9, place Vendome
                               75001 Paris, France
                               011-331-40-75-56-38
                                 Not applicable
                      ------------------------------------

           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

      IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13d-1(b)(3) OR (4), CHECK THE FOLLOWING BOX / /.

      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment continuing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                                 (Page 1 of 59)
                           (Exhibits begin on page 33)

----------------------------                          --------------------------
    CUSIP NO. 018548107            SCHEDULE 13D           PAGE  2 OF  59  PAGES
----------------------------                          --------------------------

--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
            AXA-UAP
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *                (a)[ ]
                                                                        (b)[ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS *
         AF
--------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
         France
--------------------------------------------------------------------------------
   NUMBER OF      7     SOLE VOTING POWER
     SHARES             See Item 5
  BENEFICIALLY   ---------------------------------------------------------------
    OWNED BY      8     SHARED VOTING POWER
      EACH              See Item 5
   REPORTING     ---------------------------------------------------------------
  PERSON WITH     9     SOLE DISPOSITIVE POWER
                        See Item 5
                 ---------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
                        See Item 5
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         48,111,283 - See Item 5
      (Not to be construed as an admission of beneficial ownership)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES *                                                       [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         57.20% - See Item 5
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON *
         HC, CO
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                          --------------------------
    CUSIP NO. 018548107            SCHEDULE 13D           PAGE  3 OF  59  PAGES
----------------------------                          --------------------------

--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         FINAXA
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *                (a)[ ]
                                                                        (b)[ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS *
         AF
--------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
         France
--------------------------------------------------------------------------------

   NUMBER OF      7     SOLE VOTING POWER
     SHARES             See Item 5
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY       8     SHARED VOTING POWER
      EACH               See Item 5
   REPORTING      --------------------------------------------------------------
  PERSON WITH      9     SOLE DISPOSITIVE POWER
                         See Item 5
                  --------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER
                         See Item 5
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         48,111,283 - See Item 5
      (Not to be construed as an admission of beneficial ownership)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES *                                                       [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         57.20% - See Item 5
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON *
         HC, CO
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                          --------------------------
    CUSIP NO. 018548107            SCHEDULE 13D           PAGE  4 OF  59  PAGES
----------------------------                          --------------------------

--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         AXA Assurances I.A.R.D. Mutuelle
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *               (a)[X]
                                                                       (b)[ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS *
         AF
--------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
         France
--------------------------------------------------------------------------------

   NUMBER OF      7     SOLE VOTING POWER
     SHARES             See Item 5
  BENEFICIALLY   ---------------------------------------------------------------
    OWNED BY      8     SHARED VOTING POWER
      EACH              See Item 5
   REPORTING     ---------------------------------------------------------------
  PERSON WITH     9     SOLE DISPOSITIVE POWER
                        See Item 5
                 ---------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
                        See Item 5
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         48,111,283 - See Item 5
      (Not to be construed as an admission of beneficial ownership)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES *                                                      [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         57.20% - See Item 5
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON *
         IC
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                          --------------------------
    CUSIP NO. 018548107            SCHEDULE 13D           PAGE  5 OF  59  PAGES
----------------------------                          --------------------------

--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         AXA Assurances Vie Mutuelle

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *                (a)[X]
                                                                        (b)[ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS *
               AF
--------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
               France
--------------------------------------------------------------------------------

   NUMBER OF      7     SOLE VOTING POWER
     SHARES             See Item 5
  BENEFICIALLY   ---------------------------------------------------------------
    OWNED BY      8     SHARED VOTING POWER
      EACH              See Item 5
   REPORTING     ---------------------------------------------------------------
  PERSON WITH     9     SOLE DISPOSITIVE POWER
                        See Item 5
                 ---------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
                        See Item 5
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         48,111,283 - See Item 5
      (Not to be construed as an admission of beneficial ownership)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES *                                                      [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         57.20% - See Item 5
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON *
         IC
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                          --------------------------
    CUSIP NO. 018548107            SCHEDULE 13D           PAGE  6 OF  59  PAGES
----------------------------                          --------------------------

--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         AXA Courtage Assurance Mutuelle

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *               (a)[X]
                                                                       (b)[ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS *
         AF
--------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
         France
--------------------------------------------------------------------------------

   NUMBER OF      7     SOLE VOTING POWER
     SHARES             See Item 5
  BENEFICIALLY   ---------------------------------------------------------------
    OWNED BY      8     SHARED VOTING POWER
      EACH              See Item 5
   REPORTING     ---------------------------------------------------------------
  PERSON WITH     9     SOLE DISPOSITIVE POWER
                        See Item 5
                 ---------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
                        See Item 5
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         48,111,283 - See Item 5
      (Not to be construed as an admission of beneficial ownership)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES *                                                       [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         57.20% - See Item 5
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON *
         IC
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                          --------------------------
    CUSIP NO. 018548107            SCHEDULE 13D           PAGE  7 OF  59  PAGES
----------------------------                          --------------------------

--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         Alpha Assurances Vie Mutuelle

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *               (a)[X]
                                                                       (b)[ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS *
         AF
--------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
         France
--------------------------------------------------------------------------------

   NUMBER OF      7     SOLE VOTING POWER
     SHARES             See Item 5
  BENEFICIALLY   ---------------------------------------------------------------
    OWNED BY      8     SHARED VOTING POWER
      EACH              See Item 5
   REPORTING     ---------------------------------------------------------------
  PERSON WITH     9     SOLE DISPOSITIVE POWER
                        See Item 5
                 ---------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
                        See Item 5
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         48,111,283 - See Item 5
      (Not to be construed as an admission of beneficial ownership)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES *                                                     [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         57.20% - See Item 5
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON *
         IC
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                          --------------------------
    CUSIP NO. 018548107            SCHEDULE 13D           PAGE  8 OF  59  PAGES
----------------------------                          --------------------------

--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      Claude Bebear, as a Trustee

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *                (a)[ ]
                                                                        (b)[ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS *
         00
--------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Citizen of France
--------------------------------------------------------------------------------

   NUMBER OF      7     SOLE VOTING POWER
     SHARES             See Item 5
  BENEFICIALLY   ---------------------------------------------------------------
    OWNED BY      8     SHARED VOTING POWER
      EACH              See Item 5
   REPORTING     ---------------------------------------------------------------
  PERSON WITH     9     SOLE DISPOSITIVE POWER
                        See Item 5
                 ---------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
                        See Item 5
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         48,111,283 - See Item 5
      (Not to be construed as an admission of beneficial ownership)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES *                                                      [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         57.20% - See Item 5
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON *
         IN
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                          --------------------------
    CUSIP NO. 018548107            SCHEDULE 13D           PAGE  9 OF  59  PAGES
----------------------------                          --------------------------

--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         Patrice Garnier, as a Trustee

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *                (a)[ ]
                                                                        (b)[ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS *
         00
--------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Citizen of France
--------------------------------------------------------------------------------

   NUMBER OF      7     SOLE VOTING POWER
     SHARES             See Item 5
  BENEFICIALLY   ---------------------------------------------------------------
    OWNED BY      8     SHARED VOTING POWER
      EACH              See Item 5
   REPORTING     ---------------------------------------------------------------
  PERSON WITH     9     SOLE DISPOSITIVE POWER
                        See Item 5
                 ---------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
                        See Item 5
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         48,111,283 - See Item 5
      (Not to be construed as an admission of beneficial ownership)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES *                                                     [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         57.20% - See Item 5
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON *
         IN
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                          --------------------------
    CUSIP NO. 018548107            SCHEDULE 13D          PAGE  10 OF  59  PAGES
----------------------------                          --------------------------

--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         Henri de Clermont-Tonnerre, as a Trustee
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *                (a)[ ]
                                                                        (b)[ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS *
         00
--------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Citizen of France
--------------------------------------------------------------------------------

   NUMBER OF      7     SOLE VOTING POWER
     SHARES             See Item 5
  BENEFICIALLY   ---------------------------------------------------------------
    OWNED BY      8     SHARED VOTING POWER
      EACH              See Item 5
   REPORTING     ---------------------------------------------------------------
  PERSON WITH     9     SOLE DISPOSITIVE POWER
                        See Item 5
                 ---------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
                        See Item 5
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         48,111,283 - See Item 5
      (Not to be construed as an admission of beneficial ownership)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES *                                                     [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         57.20% - See Item 5
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON *
         IN
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                          --------------------------
    CUSIP NO. 018548107            SCHEDULE 13D          PAGE  11 OF  59  PAGES
----------------------------                          --------------------------

--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         The Equitable Companies Incorporated
         13-3623351
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *                (a)[ ]
                                                                        (b)[ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS *
         AF
--------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------

   NUMBER OF      7     SOLE VOTING POWER
     SHARES                48,111,283
  BENEFICIALLY   ---------------------------------------------------------------
    OWNED BY      8     SHARED VOTING POWER
      EACH
   REPORTING     ---------------------------------------------------------------
  PERSON WITH     9     SOLE DISPOSITIVE POWER
                           48,111,283
                 ---------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         48,111,283
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES *                                                      [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         57.20%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON *
         HC, CO
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                          --------------------------
    CUSIP NO. 018548107            SCHEDULE 13D          PAGE  12 OF  59  PAGES
----------------------------                          --------------------------

--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         The Equitable Life Assurance Society of the United States
         13-5570651
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *                (a)[ ]
                                                                        (b)[ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS *
         WC
--------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
         New York
--------------------------------------------------------------------------------

   NUMBER OF      7     SOLE VOTING POWER
     SHARES                48,111,283
  BENEFICIALLY   ---------------------------------------------------------------
    OWNED BY      8     SHARED VOTING POWER
      EACH
   REPORTING     ---------------------------------------------------------------
  PERSON WITH     9     SOLE DISPOSITIVE POWER
                           48,111,283
                 ---------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         48,111,283
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES *                                                      [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         57.20%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON *
         IC, CO
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                          --------------------------
    CUSIP NO. 018548107            SCHEDULE 13D          PAGE  13 OF  59  PAGES
----------------------------                          --------------------------

--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         Equitable Holding Corporation
         22-2766036
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *                (a)[ ]
                                                                        (b)[ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS *
         AF
--------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------

   NUMBER OF      7     SOLE VOTING POWER
     SHARES                12,373,495
  BENEFICIALLY   ---------------------------------------------------------------
    OWNED BY      8     SHARED VOTING POWER
      EACH
   REPORTING     ---------------------------------------------------------------
  PERSON WITH     9     SOLE DISPOSITIVE POWER
                           12,373,495
                 ---------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         12,373,495
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES *                                                     [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         14.71%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON *
         HC, CO
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                          --------------------------
    CUSIP NO. 018548107            SCHEDULE 13D          PAGE  14 OF  59  PAGES
----------------------------                          --------------------------

--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         Equitable Investment Corporation
         13-2694412
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *                (a)[ ]
                                                                        (b)[ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS *
         AF
--------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
         New York
--------------------------------------------------------------------------------

   NUMBER OF      7     SOLE VOTING POWER
     SHARES                12,351,395
  BENEFICIALLY   ---------------------------------------------------------------
    OWNED BY      8     SHARED VOTING POWER
      EACH
   REPORTING     ---------------------------------------------------------------
  PERSON WITH     9     SOLE DISPOSITIVE POWER
                           12,351,395
                 ---------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         12,351,395
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES *                                                     [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         14.68%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON *
         HC, CO
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                          --------------------------
    CUSIP NO. 018548107            SCHEDULE 13D          PAGE  15 OF  59  PAGES
----------------------------                          --------------------------

--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         ACMC, Inc.
         13-2677213
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *                (a)[ ]
                                                                        (b)[ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS *
         OO
--------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------

   NUMBER OF      7     SOLE VOTING POWER
     SHARES                33,471,500
  BENEFICIALLY   ---------------------------------------------------------------
    OWNED BY      8     SHARED VOTING POWER
      EACH
   REPORTING     ---------------------------------------------------------------
  PERSON WITH     9     SOLE DISPOSITIVE POWER
                           33,471,500
                 ---------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         33,471,500
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES *                                                     [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         39.80%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON *
         CO
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                          --------------------------
    CUSIP NO. 018548107            SCHEDULE 13D          PAGE  16 OF  59  PAGES
----------------------------                          --------------------------

--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         Equitable Capital Management Corporation
         13-3266813
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *                (a)[ ]
                                                                        (b)[ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS *
         OO
--------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------

   NUMBER OF      7     SOLE VOTING POWER
     SHARES                12,351,395
  BENEFICIALLY   ---------------------------------------------------------------
    OWNED BY      8     SHARED VOTING POWER
      EACH
   REPORTING     ---------------------------------------------------------------
  PERSON WITH     9     SOLE DISPOSITIVE POWER
                           12,351,395
                 ---------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         12,351,395
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES *                                                       [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         14.68%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON *
         HC, CO
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 17 of 59 Pages


      This Amendment No. 4 amends and restates in its entirety the Statement on
Schedule 13D ("Schedule 13D") initially filed on August 4, 1992 with the Securities and Exchange Commission, by AXA, Midi Participations, Finaxa, the Mutuelles AXA (as herein defined) and the Trustees (as herein defined) of a Voting Trust, as amended by Amendment No. 1 to the Schedule 13D ("Amendment No. 1") filed on July 29, 1993, Amendment No. 2 to the Schedule 13D filed on September 14, 1994 ("Amendment No. 2"), and Amendment No. 3 to the Schedule 13D filed on October 22, 1996 ("Amendment No. 3"), each of which was filed by AXA, Midi Participations (except as to Amendment No. 3), Finaxa, the Mutuelles AXA, the Trustees, The Equitable Companies Incorporated, The Equitable Life Assurance Society of the United States, Equitable Holding Corporation, Equitable Investment Corporation, ACMC, Inc. and Equitable Capital Management Corporation, which Schedule 13D relates to units representing assignments of beneficial ownership of limited partnership interests of Alliance Capital Management L.P., a Delaware limited partnership ("Alliance").

Item 1. Security and Issuer

      The class of equity securities to which this statement relates is the units representing assignments of beneficial ownership of limited partnership interests (the "Units") of Alliance. The address of the principal executive offices of Alliance is 1345 Avenue of the Americas, New York, New York 10105.

Item 2. Identity and Background

      This statement is being filed by (i) AXA-UAP (formerly known as AXA), a societe anonyme organized under the laws of France, (ii) Finaxa, a societe anonyme organized under the laws of France, (iii) AXA Assurances I.A.R.D. Mutuelle, AXA Assurances Vie Mutuelle, AXA Courtage Assurance Mutuelle (formerly known as Uni Europe Assurance Mutuelle) and Alpha Assurances Vie Mutuelle (into which Alpha Assurances I.A.R.D. Mutuelle was merged), four mutual insurance companies organized under the laws of France (the "Mutuelles AXA") which, acting as a group, control Finaxa and AXA-UAP, (iv) Claude Bebear (Chairman of the Executive Board of AXA-UAP), Patrice Garnier (a member of the Supervisory Board of AXA-UAP) and Henri de Clermont-Tonnerre (a member of the Supervisory Board of AXA-UAP), as Trustees (the "Trustees") of a Voting Trust (the "Voting Trust") established pursuant to a Voting Trust Agreement dated as of May 12, 1992, as amended January 22, 1997, by and among AXA-UAP and the Trustees (the "Voting Trust Agreement"), (v) The Equitable Companies Incorporated, a Delaware corporation ("Equitable Holding"), (vi) The Equitable Life Assurance Society of the United States, a New York stock life insurance company ("Equitable"), (vii) Equitable Holding Corporation, a Delaware corporation ("EHC"), (viii) Equitable Investment Corporation, a New York corporation ("EIC"), (ix) ACMC, Inc., a Delaware corporation ("ACMC"), and (x) Equitable Capital Management Corporation, a Delaware corporation ("ECMC"). AXA-UAP, Finaxa, the Mutuelles AXA, the

                                                             Page 18 of 59 Pages


Trustees, Equitable Holding, Equitable, EHC, EIC, ACMC and ECMC are hereinafter collectively referred to as the "Reporting Persons".

      AXA-UAP. AXA-UAP ("AXA") is a holding company for an international group of insurance and related financial service companies. The address of AXA's principal business and office is 9, place Vendome, 75001 Paris, France. As of March 5, 1997, 22.4% of the ordinary shares (representing 32.8% of the voting power) of AXA were directly or indirectly controlled by Finaxa. As of March 5, 1997, the Mutuelles AXA, in addition to their indirect beneficial ownership of AXA ordinary shares through Finaxa, directly beneficially owned 3.5% of AXA's ordinary shares (representing 5.0% of the voting power). In addition, as of March 5, 1997, 4.0% of the ordinary shares of AXA without the power to vote were owned by certain subsidiaries of AXA.

      Finaxa. Finaxa is a holding company. The address of Finaxa's principal business and office is 23, avenue Matignon, 75008 Paris, France. As of March 5, 1997, 61.4% of the voting shares (representing 72.0% of the voting power) of Finaxa were owned by the Mutuelles AXA (one of which, AXA Assurances I.A.R.D. Mutuelle, owned 34.9% of the voting shares, representing 40.0% of the voting power), and 23.7% of the voting shares (representing 14.6% of the voting power) of Finaxa were owned by Banque Paribas, a French bank. Acting as a group, the Mutuelles AXA control Finaxa and AXA.

      The Mutuelles AXA. The Mutuelles AXA are AXA Assurances I.A.R.D. Mutuelle, AXA Assurances Vie Mutuelle, AXA Courtage Assurance Mutuelle (formerly known as Uni Europe Assurance Mutuelle) and Alpha Assurances Vie Mutuelle. Each of the Mutuelles AXA is a mutual insurance company organized under the laws of France. The address of each of the Mutuelles AXA's principal business and office is as follows: (i) for each of AXA Assurances I.A.R.D. Mutuelle and AXA Assurances Vie Mutuelle, 21, rue de Chateaudun, 75009 Paris, France; (ii) for Alpha Assurances Vie Mutuelle, Tour Franklin, 100-101 Terrasse Boieldieu, Cedex 11, 92042 Paris La Defense, France; and (iii) for AXA Courtage Assurance Mutuelle, 26, rue Louis le Grand, 75002 Paris, France.

      The Trustees. In order to ensure, for insurance regulatory purposes, that certain indirect minority shareholders of AXA are not able to exercise control over Equitable Holding and certain of its insurance subsidiaries, AXA has agreed pursuant to the Voting Trust Agreement to deposit in the Voting Trust the shares of capital stock of Equitable Holding having voting powers beneficially owned by AXA and certain of its affiliates. AXA or any such affiliate depositing capital stock in the Voting Trust will remain the beneficial owner of all capital stock deposited by it in the Voting Trust, but during the term of the Voting Trust the Trustees will exercise all voting rights with respect to such capital stock. Additional information relating to the Voting Trust Agreement is set forth in the Schedule 13D filed by AXA with respect to its ownership of the capital stock of Equitable Holding.

                                                             Page 19 of 59 Pages


      Information with respect to the Trustees is set forth on Exhibit 1 hereto since each of the Trustees is a member of either the Executive Board or the Supervisory Board of AXA.

      Equitable Holding and Subsidiaries. Equitable Holding is a holding company. As of June 30, 1997, approximately 60.5% of the outstanding shares of common stock as well as certain shares of convertible preferred stock of Equitable Holding were beneficially owned by AXA. On August 4, 1997 (the "Call Date"), Equitable Holding will redeem, for common stock, all of its outstanding 6 1/8% Convertible Subordinated Debentures due 2024 and all outstanding shares of its Series C and Series E Cumulative Convertible Preferred Stock. Giving effect to these redemptions, as of the Call Date, AXA will beneficially own approximately 58.9% of the outstanding common stock of Equitable Holding. Equitable Holding and its subsidiaries (including Equitable, a wholly-owned subsidiary) provide diversified financial services to a broad spectrum of insurance, investment management and investment banking customers. ACMC is a wholly-owned subsidiary of Equitable. EHC is a wholly-owned subsidiary of Equitable which in turn wholly-owns EIC, which in turn wholly-owns ECMC. ECMC, ACMC, EIC, EHC and Equitable Holding are holding companies. The address of the principal business and principal office of Equitable Holding, Equitable, EIC, ACMC and ECMC is 1290 Avenue of the Americas, New York, New York 10104. The address of the principal business and principal office of EHC is 200 Plaza Drive, 2nd Floor, Secaucus, New Jersey 07096-1583.

      The (i) name, (ii) residence or business address, (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (iv) citizenship of each of the executive officers and directors of each of the Reporting Persons are set forth on Exhibits 1 through 13 hereto. None of the Reporting Persons nor, to the knowledge of any Reporting Person, any natural person named in Exhibits 1 through 13 hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any such Reporting Person or person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

      See response to Item 4.

Item 4.  Purpose of Transaction

      Alliance was organized as a master limited partnership in 1987 to succeed to the business of ACMC, a Delaware corporation then a subsidiary of Equitable, which began providing investment

                                                             Page 20 of 59 Pages


management services in 1971. On April 21, 1988, the business and substantially all of the operating assets of ACMC were conveyed to Alliance in exchange for a 1% general partnership interest in Alliance and approximately 55% of the then outstanding Units.

      Equitable and its subsidiaries have acquired for cash beneficial ownership of additional Units subsequent to the formation of Alliance in order to finance sales of shares of mutual funds for which Alliance is the investment adviser. Additional Units were also acquired by Equitable and its subsidiaries in order to provide Alliance with additional capital to take advantage of growth opportunities and strategic global alliances, including Units acquired by Equitable Life as consideration for property transferred to Alliance by Equitable Life and Units acquired for cash in order to provide capital to Alliance for the acquisition in 1993 of Shields Asset Management, Incorporated and its wholly-owned subsidiary, Regent Investor Services, Incorporated. In the future, the Reporting Persons may acquire additional Units or dispose of Units.

      Under current law, Alliance, as a partnership, generally is not subject to Federal income tax. However, current law also provides that, as a consequence of the public trading of Units, Alliance will be treated as a corporation for Federal income tax purposes beginning on January 1, 1998. Alliance and the Reporting Persons have been examining possible actions, if any, which might be responsive to this potential change in Alliance's tax status. On June 24, 1997, Alliance announced plans for a transaction (the "Transaction"), to be accomplished through a merger expected to be consummated in December 1997. In connection with such merger, Alliance Capital Management Corporation II ("ACMC II"), a Delaware corporation, would become the general partner of Alliance as discussed below and Alliance would merge with a wholly-owned subsidiary of ACMC II formed for the sole purpose of consummating the merger, with Alliance as the surviving entity. In such merger, holders of Units would exchange their existing Units for an equal number of shares of Class A Common Stock of ACMC II, unless such holders elected to continue as limited partners in Alliance, which would cease to be a publicly traded limited partnership as described in the following sentence, or elected to participate in a cash alternative as described below should Equitable decide to offer such an alternative. Following the Transaction, the Units would be subject to severe restrictions on transferability, and Alliance would become a private limited partnership. Depending on the number of holders of Units who elect not to exchange their Units for ACMC II Class A Common Stock, the Units may become eligible for termination of registration under Section 12(b)(4) of the Securities Exchange Act of 1934. Application would be made to list the ACMC II Class A Common Stock on the New York Stock Exchange.

      In addition, Equitable is considering offering a cash alternative in the Transaction to allow holders of Units to sell their Units to Equitable. The total cash amount in the Transaction would be limited to approximately $300 million or a lesser amount in order to preserve an adequate float in the ACMC II Class A Common Stock following the Transaction. Equitable has not finally

                                                             Page 21 of 59 Pages

determined whether to offer a cash alternative in the Transaction, the amount thereof or the price per Unit it would offer.

      The Reporting Persons intend to vote their Units in favor of the Transaction and to elect to retain their Units and not exchange them for ACMC II Class A Common Stock. As part of the Transaction, Alliance Capital Management Corporation, a subsidiary of Equitable, would contribute its 1% general partnership interest in Alliance to ACMC II in exchange for ACMC II Class B Common Stock, ACMC II would replace Alliance Capital Management Corporation as the general partner of Alliance and, as a consequence, would be subject to liabilities of Alliance as provided by Delaware law. The ACMC II Class B Common Stock would have sufficient voting power for Alliance Capital Management Corporation to control ACMC II.

      As a result of the Transaction, ACMC II would hold the partnership interests in Alliance formerly represented by the Units that were exchanged and would receive its pro rata share of Alliance's earnings and distributions. Alliance currently expects its distribution policy to remain unchanged and that ACMC II would pay substantially all of the distributions it receives from Alliance, less taxes, as dividends to holders of its Class A and Class B Common Stock.

      Alliance has stated that it would not proceed with plans for the Transaction if, during 1997, it determines that changes in federal tax law would make it preferable for Alliance to retain its current ownership form. Tax legislation now under consideration by the Congress provides for permanent partnership tax status for certain publicly traded partnerships, including Alliance, but would subject those partnerships to a new excise tax on gross income. The Transaction is also subject to customary regulatory approvals, final approval by the Board of Directors of Alliance Capital Management Corporation, the approval of Alliance's limited partners and certain other conditions.

      In connection with the Transaction, Equitable may explore the conversion of its Class A Limited Partnership Interest in Alliance into Units.

      Except as set forth in this statement, none of the Reporting Persons has any plan or proposals described in Item 4(a)-(j) of Schedule 13D.

Item 5.  Interest in the Securities of the Issuer

      (a), (b) As of March 31, 1997, Equitable beneficially owns directly 2,266,288 Units representing 2.69% of the Units outstanding. ACMC beneficially owns directly 33,471,500 Units representing 39.80% of the Units outstanding. ECMC beneficially owns directly 12,351,395 Units (including a Class A Limited Partnership Interest convertible currently into 551,395 Units), representing 14.68% of the Units outstanding. Equitable, ACMC and ECMC have the sole power

                                                             Page 22 of 59 Pages


to vote or direct the vote and the sole power to dispose or direct the disposition of each of their respective Units. In addition, Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), 78.22% of the shares of common stock of which are directly and indirectly owned by Equitable Holding, may be deemed, directly or indirectly, to be the beneficial owner of 22,100 Units, acquired solely for investment purposes on behalf of client discretionary accounts. By reason of its ownership interest in ECMC, EIC may be deemed to beneficially own indirectly, and to have voting and dispositive power with respect to, the 12,351,395 Units (including the Class A Limited Partnership Interest convertible currently into 551,395 Units) owned by ECMC, representing 14.68% of the Units outstanding. By reason of its ownership interest in ECMC and DLJ, EHC may be deemed to beneficially own indirectly, and to have voting and dispositive power with respect to 12,373,459 Units including the 12,351,395 Units (including the Class A Limited Partnership Interest convertible currently into 551,395 Units) owned by ECMC and the 22,100 Units held in DLJ client discretionary accounts, representing 14.71% of the Units outstanding. By reason of its ownership interest in ACMC, ECMC and DLJ, Equitable may be deemed to beneficially own indirectly, and to have voting and dispositive power with respect to, the 33,471,500 Units owned by ACMC, the 12,351,395 Units (including the Class A Limited Partnership Interest convertible currently into 551,395 Units) owned by ECMC, the 22,100 Units acquired on behalf of client discretionary accounts by DLJ which, together with the 2,266,288 Units owned directly by Equitable, represent 57.20% of the Units outstanding. By reason of its ownership interest in ACMC, ECMC, DLJ and Equitable, Equitable Holding may be deemed to beneficially own indirectly, and to have voting and dispositive power with respect to, the 33,471,500 Units owned by ACMC, the 12,351,395 Units (including the Class A Limited Partnership Interest convertible currently into 551,395 Units) owned by ECMC, the 2,266,288 Units owned directly by Equitable and the 22,100 Units acquired on behalf of client discretionary accounts by DLJ, representing 57.20% of the Units outstanding.

      AXA, by virtue of its ownership of 60.5% of the outstanding shares of common stock of Equitable Holding, may be deemed to beneficially own all of the Units of Alliance owned indirectly by Equitable Holding. By reason of the Voting Trust Agreement, the Trustees may also be deemed to be beneficial owners of such Units. In addition, the Mutuelles AXA, as a group, and Finaxa may be deemed to be beneficial owners of such Units. Each of AXA, Finaxa, the Mutuelles AXA and the Trustees expressly declares that the filing of this Schedule 13D shall not be construed as an admission that it is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owner of such Units.

      AXA, by reason of its relationship with Equitable Holding, may be deemed to share the power to vote or direct the vote and to dispose or direct the disposition of all of the Units beneficially owned by Equitable Holding. By reason of the Voting Trust arrangement, the Trustees may be deemed and, by reason of their relationship with AXA, the Mutuelles AXA, as a group, and Finaxa may be deemed, to share the power to vote or to direct the vote and to dispose or to direct the disposition of all the Units beneficially owned by Equitable Holding.

                                                             Page 23 of 59 Pages


      To the knowledge of the Reporting Persons, the following directors and executive officers of the Reporting Persons listed in Exhibits 1 through 13 hereto beneficially own the following number of outstanding Units and options or other rights to acquire Units presently or within 60 days:

Richard H. Jenrette             10,000 Units

John T. Hartley                 730 Units (all of which are owned by his spouse,
                                Martha Hartley)

Arthur L. Liman                 1,000 Units

William T. McCaffrey            1,000 Units

Joseph J. Melone                5,000 Units

Peter D. Noris                  1,000 Units

George J. Sella, Jr.            6,000 Units

John S. Chalsty                 9,000 Units

Dave H. Williams                1,044,456 Units (80,000 of which are owned by
                                his spouse, Reba Williams)


      Other than as described above, none of the Reporting Persons beneficially owns any Units or options or other rights to acquire Units presently or within 60 days and, to the knowledge of the Reporting Persons, none of the natural persons listed in Exhibits 1 through 13 hereto beneficially owns any Units or options and other rights to acquire Units within 60 days.

      (c) No transactions in the Units have been effected during the past 60 days by the Reporting Persons, or, to the knowledge of the Reporting Persons, any natural person named in Exhibit 1 through 13 hereto.

      (d) Not applicable.

      (e) Midi Participations, formerly a reporting person as to this statement, was merged into AXA on May 9, 1996. Alpha Assurances I.A.R.D. Mutuelle, formerly a reporting person as to this statement, was merged into Alpha Assurances Vie Mutuelle in 1997.

      Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

      As provided in the Amended and Restated Transfer Agreement dated as of February 23, 1993, as amended and restated on May 28, 1993 (the "Transfer Agreement"), the Class A Limited

                                                             Page 24 of 59 Pages


Partnership Interest has been created as a mechanism to increase the value of ECMC's interest in Alliance to reflect the value of certain assets, which provide for the payment of incentive fees over time, as the value of those assets is realized by Alliance or its subsidiaries during the period beginning with Alliance's fiscal year beginning in 1993, and ending December 31, 1997. For 1996, the most recently completed fiscal year of Alliance, the Class A Limited Partnership Interest had a Unit Sharing Equivalent (as such term is defined in the Transfer Agreement) equal to 551,395 Units.

      Item 7. Material to be Filed as Exhibits

Exhibit 1 Information with respect to Members of the Executive Committee and Supervisory Board of AXA-UAP

Exhibit 2 Information with respect to Executive Officers of Finaxa and Members of Finaxa's Conseil d'Administration

Exhibit 3 Information with respect to Executive Officers of AXA Assurances I.A.R.D. Mutuelle and Members of AXA Assurances I.A.R.D. Mutuelle's Conseil d'Administration

Exhibit 4 Information with respect to Executive Officers of AXA Assurances Vie Mutuelle and Members of AXA Assurances Vie Mutuelle's Conseil d'Administration

Exhibit 5 Information with respect to Executive Officers of AXA Courtage Assurance Mutuelle and Members of AXA Courtage Assurance Mutuelle's Conseil d'Administration

Exhibit 6 Information with respect to Executive Officers of Alpha Assurances Vie Mutuelle and Members of Alpha Assurances Vie Mutuelle's Conseil d'Administration

Exhibit 7 Intentionally omitted since Alpha Assurances I.A.R.D. Mutuelle was merged into Alpha Assurances Vie Mutuelle.

Exhibit 8 Information with respect to the Executive Officers and Directors of The Equitable Companies Incorporated

Exhibit 9 Information with respect to the Executive Officers and Directors of The Equitable Life Assurance Society of the United States

Exhibit 10 Information with respect to the Executive Officers and Directors of Equitable Holding Corporation

                                                             Page 25 of 59 Pages


Exhibit 11 Information with respect to the Executive Officers and Directors of Equitable Investment Corporation

Exhibit 12 Information with respect to the Executive Officers and Directors of ACMC, Inc.

Exhibit 13 Information with respect to the Executive Officers and Directors of Equitable Capital Management Corporation

Exhibit 14 Filing Agreement with respect to the Schedule 13D among the Reporting Persons (incorporated by reference to Exhibit 17 of the Schedule 13D filed on August 4, 1992)

Exhibit 15 Powers of Attorney with respect to the Schedule 13D (incorporated by reference to Exhibit 15 filed with Amendment No. 3 to the
            Schedule 13D filed on October 22, 1996)

Exhibit 16 Amended and Restated Transfer Agreement dated as of February 23, 1993, as amended and restated on May 28, 1993 (incorporated by reference to Exhibit 19 filed with Amendment No. 1 to the Schedule 13D filed on July 29, 1993)

                                                             Page 26 of 59 Pages

                                    Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:       July 11, 1997


                                AXA-UAP
                                Finaxa
                                AXA Assurances I.A.R.D. Mutuelle
                                AXA Assurances Vie Mutuelle
                                AXA Courtage Assurance Mutuelle
                                Alpha Assurances Vie Mutuelle
                                Claude Bebear, Patrice Garnier and
                                Henri de Clermont-Tonnerre, as
                                Trustees under the Voting Trust Agreement

                                           By  /s/ Alvin H. Fenichel
                                             ----------------------------------
                                             Name:  Alvin H. Fenichel
                                             Title: Attorney-in-Fact

                                                             Page 27 of 59 Pages

                                    Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:       July 11, 1997


                                      THE EQUITABLE COMPANIES
                                      INCORPORATED

                                       By  /s/ Alvin H. Fenichel
                                         --------------------------------------
                                         Name:  Alvin H. Fenichel
                                         Title: Senior Vice President and
                                                        Controller

                                                             Page 28 of 59 Pages

                                    Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:       July 11, 1997


                           THE EQUITABLE LIFE ASSURANCE
                           SOCIETY OF THE UNITED STATES

                             By  /s/ Alvin H. Fenichel
                                ---------------------------------------
                               Name:  Alvin H. Fenichel
                               Title: Senior Vice President
                                         and Controller

                                                             Page 29 of 59 Pages

                                    Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:       July 11, 1997


                           EQUITABLE HOLDING CORPORATION

                             By  /s/ Edward J. Hayes
                                ----------------------------------
                               Name:  Edward J. Hayes
                               Title: President and Chief
                                        Executive Officer

                                                             Page 30 of 59 Pages

                                    Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:       July 11, 1997


                                             EQUITABLE INVESTMENT
                                             CORPORATION

                                              By  /s/ Louis M. Ocone
                                                 ------------------------------
                                               Name: Louis M. Ocone
                                               Title: Senior Vice President
                                                       and Controller

                                                             Page 31 of 59 Pages

                                    Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:       July 11, 1997



                                    ACMC, INC.

                                     By  /s/ Louis M. Ocone
                                        --------------------------
                                        Name:  Louis M. Ocone
                                        Title: Executive Vice  President and
                                               Chief Financial Officer

                                                             Page 32 of 59 Pages

                                    Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:       July 11, 1997



                                          EQUITABLE CAPITAL MANAGEMENT
                                          CORPORATION

                                          By /s/ Louis M. Ocone
                                            --------------------------------
                                           Name:  Louis M. Ocone
                                           Title: Executive Vice President and
                                                  Chief Financial Officer